EXHIBIT 99.1

04/CAT/01

FOR IMMEDIATE RELEASE

12.00 GMT, 07.00 EST Monday 12 January 2004

For further information contact:

Cambridge Antibody Technology                             Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                                           Tel: +44 (0) 20 7067 0700
Peter Chambré, Chief Executive Officer                        Kevin Smith
John Aston, Chief Financial Officer                               Rachel Lankester
Rowena Gardner, Director of Corporate
Communications                                                           BMC Communications/The Trout Group (USA)
                                                                                     Tel: +1 212 477 9007
                                                                                     Brad Miles, ext 17 (media)
                                                                                     Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY: CLINICAL TRIALS UPDATE

Cambridge, UK … Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ: CATG) today announces the completion of enrolment in the Phase III pivotal International clinical trial of TrabioTM, a human anti-TGFb monoclonal antibody, in patients undergoing first time surgery for glaucoma (trabeculectomy). A total of 393 patients in six European countries and South Africa were randomised in the double-blind trial which compares Trabio with placebo. Data from this trial are expected in early 2005 when all patients will have completed at least one year of follow-up post surgery.

CAT also reports the announcement by its licensee Human Genome Sciences, Inc (NASDAQ: HGSI) that it has begun dosing patients in a Phase II clinical trial of LymphoStat-BTM, a human monoclonal antibody which modulates the activities of B-lymphocytes, for the treatment of rheumatoid arthritis. The double-blind, placebo-controlled multi-centre Phase II trial will evaluate safety, optimal dosing and efficacy of LymphoStat-B in approximately 230 patients with active rheumatoid arthritis who have failed prior therapy.

LymphoStat-B was isolated at CAT in collaboration with HGSI and licensed to HGSI in 2001.

-ENDS -

Notes to Editors

Cambridge Antibody Technology (CAT):

·

CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.

·

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

·	Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
·

HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.

·	Five further licensed CAT-derived human therapeutic antibodies in clinical development, with three further licensed product candidates in pre-clinical development.
·

CAT has a major co-development collaboration with Genzyme and alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.

·	CAT has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
·	CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

TrabioTM (lerdelimumab)

·

Trabio is a human anti-TGFb monoclonal antibody with anti-scarring effects being developed for improving outcomes in glaucoma filtration surgery (trabeculectomy). There are three ongoing clinical trials of Trabio.

·

Enrolment is complete in the European Phase II/III clinical trial of Trabio, with 344 patients enrolled in six countries. Data from this trial are expected to be available towards the end of 2004 when all patients will have completed at least one year of follow-up post surgery.

·	A head-to-head comparison of Trabio with 5-Flurouracil (5-FU) in patients undergoing trabeculectory is underway in the US. Patient recruitment is ongoing.
·

Enrolment in the International Phase III clinical trial was commenced in October 2002. Patients have been enrolled in seven countries: Hungary, Ireland, Italy, Netherlands, Poland, South Africa, Spain.

·	Trabio is a trademark of Cambridge Antibody Technology Limited

LymphoStat-BTM (belimumab)

·

LymphoStat-B is a human monoclonal antibody that specifically recognises and inhibits the biological activity of B-lymphocyte stimulator (BlyS).  BLyS is a naturally occurring protein, discovered by HGSI, that is required for the development of B-lymphocyte cells into mature plasma B cells. Plasma B cells produce antibodies.

·

Laboratory studies have indicated that higher than normal levels of BLyS may contribute to the pathogenesis of autoimmune diseases, such as rheumatoid arthritis and systemic lupus erythematosus. Autoimmune diseases are diseases in which the body is attacked by its own immune system.

·	LymphoStat B is also in Phase II clinical trials for systemic lupus erythematosus.
·	LymphoStat B is a trademark of Human Genome Sciences, Inc

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.